UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
SUPERIOR WELLS SERVICES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number)
David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 6, 2010
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86837X105

1	NAME OF REPORTING PERSON: Mark A. Snyder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,109,684

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,420,466

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,109,684

WITH:	10	SHARED DISPOSITIVE POWER:

		2,420,466

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,530,150

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.4%

14	TYPE OF REPORTING PERSON

	IN

(1)	Of the shares indicated as beneficially owned by Mark A. Snyder, 1,109,684 shares are directly owned by him (which number includes 12,050 unvested shares issued to him pursuant to the Issuer’s stock incentive plan), and 1,332,827 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the shares through Snyder Industries, Inc., its wholly owned subsidiary. Mr. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary a nd is a member of its board of directors. As such, Mr. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. Of the shares indicated as beneficially owned by Mr. Snyder, 119,881 shares are indirectly owned by him through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares. Mr.

Snyder is an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Co. Of the shares indicated as beneficially owned by Mr. Snyder, 22,000 shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Irrevocable Separate Shares Great-Grandchildren Trust, which directly owns the 22,000 shares. Mr. Snyder is a trustee of such trust. As such, he may be deemed to have voting and dispositive power over the shares directly owned by such trust. Of the shares indicated as beneficially owned by Mr. Snyder, 703,933 shares are indirectly owned by him through the Thomas C. Snyder 2008-A Grantor Retained Annuity Trust, which directly owns the 703,933 shares. Mr. Snyder is a trustee of such trust. As such, he may be deemed to have voting and dispositive power over the shares directly owned by such trust. Of the shares indicated as beneficially owned by Mr. Snyder, 241,825 shares are indirectly owned by him through the Thomas C. Snyder 2010 Grantor Annuity Trust which directly owns 241,825 shares. Mr. Snyder is a trustee of such trust. As such, he may be deemed to have voting and dispositive power over the shares directly owned by such trust. Of the shares indicated as beneficially owned by Mr. Snyder, 80,449 of the shares are held in his name and the name of his spouse, Carolyn P. Snyder, as joint tenants by the entirety.

Pursuant to the Tender and Voting Agreement (the “Voting Agreement”) entered into on August 6, 2010 by and among the Reporting Person, Nabors Industries Ltd. (“Parent”), Diamond Acquisition Corp. (“Purchaser”) and the other parties thereto, which was entered into by the Reporting Person as inducement for Parent and Purchaser to enter into a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 6, 2010, by and among the Issuer, Parent and Purchaser, the Reporting Person granted a limited, irrevocable proxy to Parent to vote the Reporting Person’s shares in connection with the Merger Agreement and to vote such shares in support of the Merger (as defined in the Merger Agreement) in the event stockholder approval is required to consummate the Merger. The Voting Agreement will terminate upon the termination of the Merger Agreement. Upon the consummation of the Offer (as defined in the Merger Agreement), the Reporting Person will cease to beneficially own, directly or indirectly, any shares of the Issuer.

(2)	Based on 30,810,204 shares issued and outstanding as of August 4, 2010, as represented by the Issuer in the Merger Agreement. Upon the consummation of the Offer, the Reporting Person will own 0% of any class of shares of the Issuer.

Item 1.	Security and Issuer
     The class of securities to which this Amendment relates is the common stock, par value $0.01 per share (the “Shares”) of Superior Well Services, Inc., a Delaware corporation (the “Issuer”). The Issuer is a provider of a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The principal executive offices of the Issuer are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701.

Item 2.	Identity and Background
     This Schedule 13D/A is filed by Mark A. Snyder (the “Filing Party”).
     The address of the Filing Party is One Glade Park East, P.O. Box 1022, Kittanning, Pennsylvania 16201.
     The Filing Party is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary and is a member of its board of directors. The Filing Party also serves as an executive officer and director of Buffalo Valley Real Estate Co. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.
     During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
     This Amendment is being filed to report that on August 6, 2010, the Reporting Person entered into a Tender and Voting Agreement (the “Voting Agreement”) with Nabors Industries Ltd., a Bermuda exempt company (“Parent”), Diamond Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and the other parties thereto, which Voting Agreement is described more fully in Item 4 below.

Item 4.	Purpose of Transaction
     On August 6, 2010, the Reporting Person entered into the Voting Agreement as inducement for Parent and Purchaser to enter into a definitive Agreement and Plan of Merger, dated August 6, 2010, by and among the Issuer, Parent and Purchaser (the “Merger Agreement”).
     Merger Agreement
     Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent will cause Purchaser to, and Purchaser will, commence a cash tender offer (the “Offer”) to acquire all of the outstanding Shares, at a purchase price of $22.12 for each Share in cash without interest (the “Offer Price”).
     The Merger Agreement provides that the Offer will commence within ten business days of the date of the Merger Agreement. The Offer will remain open for at least 20 business days, subject to possible extension in accordance with the terms set forth in the Merger Agreement. The Offer is subject to the satisfaction or waiver of a number of customary conditions set forth in the Merger Agreement, including that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to the number of Shares owned by Parent or Purchaser, a majority of the Shares then outstanding calculated on a fully-diluted basis and the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Pursuant to the Merger Agreement, after consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser shall merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), the bylaws of Purchaser will become the bylaws of the Issuer. Also at the Effective Time, each issued and outstanding Share (other than Shares owned by Parent, Purchaser, the Issuer, any wholly-owned subsidiary of the Issuer or Parent, or stockholders that have perfected their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) shall be cancelled and converted into the right to receive the Offer Price. In addition, each share of the 4% Series A Convertible Preferred Stock, without par value, of the Issuer (the “Series A Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time will remain outstanding as a share of Series A Preferred Stock of the Surviving Corporation. The Series A Preferred Stock will be unaffected by the Merger other than, from and after the Effective Time and pursuant to the terms of the Certificate of Designations of such stock in effect immediately prior to the Effective Time, each share of Series A Preferred Stock will be convertible into, in lieu of Shares, the Offer Price that would have been received in the Merger if such share of Series A Preferred Stock had been converted into Shares immediately prior to the Merger.
     The Merger Agreement provides that, if Purchaser holds 90% or more of the outstanding Shares immediately prior to the Merger, Purchaser may effect the Merger without a meeting of the Issuer’s shareholders in accordance with DGCL. Pursuant to the Merger Agreement, the Issuer granted Purchaser an irrevocable option (the “Top-Up Option”), to purchase the aggregate number of newly-issued Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of such exercise, constitutes one share more than ninety percent (90%) of the Shares outstanding immediately after such exercise. The number of Shares subject to the Top-Up Option is limited to the aggregate number Shares held as authorized but unissued Shares at the time of exercise, and the Top-Up Option cannot be exercised if the issuance of Shares requires approval of the Issuer’s stockholders or is prohibited by law. The per Share exercise price of the Top-Up Option is equal to the Offer Price. The Top-Up Option will terminate concurrently with the termination of the Merger Agreement.
     As a result of the Offer and the Merger, Parent and Purchaser intend to cause the Shares to be delisted from the Nasdaq Global Select Market and to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Promptly after the payment by Purchaser for a majority of the Shares pursuant to the Offer, Parent will be entitled to designate such new number of new directors, rounded up to the next whole number, on the Issuer’s board of directors (the “Board”) as is equal to the product of the total number of directors on the Board (determined after giving effect to the new directors elected in accordance with this sentence) multiplied by the percentage that the aggregate number of Shares owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares outstanding. As a result, Parent will have the ability to designate a majority of the Board following consummation of the Offer. Pursuant to the Merger Agreement, the Issuer has agreed, subject to applicable law, to take all action requested by Parent necessary to effect any such election or appointment, including by obtaining the resignations of the required number of its current directors.
     The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. Subject to certain limited exceptions in the Merger Agreement, the Issuer has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Issuer and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Board. The Merger Agreement also contains customary termination provisions for the Issuer and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Issuer may be required to pay Parent a termination fee equal to $22,500,000 and to reimburse transaction expenses incurred by Parent and Purchaser up to $5,000,000.
     The Merger Agreement provides that immediately prior to the time that Purchaser accepts for payment all Shares validly tendered in the Offer and not properly withdrawn, each award of restricted stock outstanding immediately prior to the Effective Time will become fully vested and all restrictions on such awards will lapse, and each such holder may tender the shares underlying such holder’s restricted stock award. As a result, all restricted stock not tendered pursuant to the Offer will be treated in a manner consistent with the other Shares in connection with the Merger and will be converted into the right to receive $22.12 in cash without interest.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 9, 2010 and is incorporated in this Amendment by reference. The Merger Agreement has been incorporated in this Amendment to provide information regarding its terms and is not intended to modify or supplement any factual disclosures about the Issuer or Parent in the Issuer’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Issuer or Parent. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer, or Parent or the Issuer may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.
     Voting Agreement
     In connection with the Offer and the Merger, the Reporting Person, David E. Snyder, David E. Wallace, Rhys R. Reese, Jacob B. Linaberger and certain other stockholders of the Issuer (together, the “Supporting Stockholders”) have entered into a Tender and Voting Agreement with Parent and Purchaser (the “Voting Agreement”). Pursuant to the Voting Agreement, the Supporting Stockholders agreed, among other things, subject to the terms and conditions of the Voting Agreement, (i) to tender in the Offer (and not withdraw) all Shares owned or subsequently acquired by them, (ii) not to transfer any of such Shares other than in accordance with the terms and conditions set forth in the Voting Agreement, (iii) not to take any action in violation of the Merger Agreement provisions against soliciting or initiating discussions with third parties regarding other proposals to acquire the Issuer, (iv) to grant Parent a limited, irrevocable proxy to vote such Shares in connection with the Merger Agreement and (v) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger; provided that the Reporting Person is not required to tender any Shares granted to him under any of the Issuer’s benefit plans which are unvested and subject to any risk of forfeiture nor if the tender could cause him to incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Supporting Stockholders currently hold approximately 33.9% of the outstanding Shares and approximately 30.9% of the outstanding Shares on a fully diluted basis. The Voting Agreement will terminate upon the termination of the Merger Agreement.
     The foregoing description of the Voting Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached as Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2010 and is incorporated in this Amendment by reference.
     Other than as described in this Amendment, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     Subject to the terms and conditions of the Voting Agreement, including the limited, irrevocable proxy granted to Parent with respect to 1,109,684 Shares, the Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,109,684 Shares. The Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of 2,420,466 Shares as described above. Therefore, the Reporting Person may be deemed to beneficially own 3,530,150 Shares.
     Based on a representation of the Issuer in the Merger Agreement, as of August 4, 2010, there are 30,810,204 Shares issued and outstanding. The Reporting Person beneficially owns approximately 11.4% of the issued and outstanding Shares. On August 6, 2010, the Reporting Person agreed to tender 3,530,150 Shares, representing all of the Shares directly and indirectly owned by the Reporting Person, to Purchaser pursuant to the terms of the Voting Agreement; provided that the Reporting Person is not required to tender 12,050 Shares granted to him under the Issuer’s benefit plans which are unvested and subject to risk of forfeiture nor if the tender could cause him to incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended.
     The information contained in Item 4 above is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On August 6, 2010, the Reporting Person entered into the Voting Agreement in connection with the execution of the Merger Agreement. The terms of the Voting Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
1.	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors Industries Ltd., Diamond Acquisition Corp. and Superior Well Services, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2010).
2.	Tender and Voting Agreement, dated as of August 6, 2010, by and among Nabors Industries Ltd., Diamond Acquisition Corp. and the stockholders of Superior Well Services, Inc. party thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 10, 2010

/s/ Mark A. Snyder
Mark A. Snyder